UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Xponential, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98415T 10 9

(CUSIP Number)

J. Christopher Dance

Career Collection, Ltd.

5956 Sherry Lane

Suite 1350

Dallas, Texas 75225

214-368-3143

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2005

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS Career Collection, Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 94-3421523
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 300,000* 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 300,000* 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 300,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14.	TYPE OF REPORTING PERSON PN

*	Includes 200,000 shares of common stock issuable upon conversion of Convertible Notes of the Issuer held by the Reporting Person in the aggregate principal amount of $2,000,000.

Item 1. Security and Issuer.

The name of the issuer is Xponential, Inc. (the “Issuer”). Its principal executive office is located at 6400 Atlantic Boulevard, Suite 190, Norcross, Georgia 30071. This Statement on Schedule 13D relates to shares of common stock of the Issuer (the “Common Stock”).

Item 2. Identity and Background.

The Reporting Person is Career Collection, Ltd., a Texas limited partnership. The general partner of the Reporting Person is Pompeii Management, LLC, a Texas limited liability company (“Pompeii”). The members of Pompeii are two trusts (collectively, the “Trusts”), of which Kenny A. Troutt is the sole trustee. The address of the principal business and principal office of the Reporting Person, Pompeii, the Trusts and Kenny A. Troutt is 5956 Sherry Lane, Suite 1350, Dallas, Texas 75225. The principal business of the Reporting Person, Pompeii and the Trusts is managing investments. Kenny A. Troutt is a private investor.

In the past five years, neither the Reporting Person nor any of the other persons or entities referred to in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

In the past five years, neither the Reporting Person nor any of the other persons or entities referred to in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding such persons or entities was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Kenny A. Troutt is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

Of the 300,000 shares of Common Stock reported hereby, 100,000 shares (the “Shares”) were acquired by the Reporting Person on the open market and 200,000 shares are issuable upon conversion of $2,000,000 aggregate principal amount of Convertible Notes of the Issuer held by the Reporting Person. The source of the funds used to pay the purchase price of the Shares and the Convertible Notes was the working capital of the Reporting Person.

Item 4. Purpose of Transaction.

The Reporting Person currently holds the shares of Common Stock reported on hereunder for investment purposes. The Reporting Person currently has no plans or proposals that relate or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer.

(a) On or about June 23, 2005, the Reporting Person acquired $2,000,000 aggregate principal amount of Convertible Notes of the Issuer from the Issuer for a purchase price of $2,000,0000. The Convertible Notes held by the Reporting Person are convertible into 200,000 shares of Common Stock of the Issuer. The Reporting Person purchased an aggregate 100,000 shares of Common Stock on the open market as more fully described in Item 5(c) below. As of the date of the filing of this Statement on Schedule 13D, the Reporting Person is the beneficial owner of 300,000 shares of Common Stock of the Issuer, which shares represent approximately 11.6% of the issued and outstanding shares of the Common Stock of the Issuer.

(b) The Reporting Person has the sole power to vote and the sole power to direct the disposition of all these securities.

(c) During the 60 days preceding the date of the filing of this Statement on Schedule 13D, the following purchases of Common Stock were made by the Reporting Person:

Date	Number of Shares	Price
9/30/05	50,000	$2.96
10/03/05	50,000	$2.96

The purchases were made on the OTC Bulletin Board.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7. Material to be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 18, 2005	CAREER COLLECTION, LTD.

	By:	Pompeii Management, LLC its general partner

	By:	/s/ Nicholas A. Merrick
Nicholas A. Merrick
Manager